UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

NERDY INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

64081V 109

(CUSIP Number)

Frederic D. Fenton
c/o TCV
250 Middlefield Road
Menlo Park, California 94025
Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VIII VT Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 16,636,527 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 16,636,527 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,636,527 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VIII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,949,791 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 3,949,791 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,949,791 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VIII VT Master GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 16,636,527 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 16,636,527 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,636,527 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 16,636,527 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 16,636,527 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,636,527 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: Technology Crossover Management VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,586,318 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 20,586,318 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,586,318 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: Technology Crossover Management VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,586,318 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 20,586,318 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,586,318 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A) Please see Item 5.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 30, 2021, as amended by Amendment No. 1 filed on August 23, 2023 (together, the “Original Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented as follows:

On September 28, 2023, Nerdy Inc. (the “Company”) consummated the previously disclosed transactions whereby upon the closing of the exchange offer and consent solicitation relating to the Company’s outstanding public warrants, which commenced on August 21, 2023, (a) each warrant of the Company issued in a private placement (the “Company Warrants”) was automatically exchanged for 0.25 shares of Class A Common Stock, (b) each warrant issued by Nerdy LLC (“OpCo”) was automatically exercised on a cashless basis for 0.25 units of OpCo (the “OpCo Units”) with an equivalent number of shares of Class B Common Stock, per warrant, and (c) certain holders of shares of Class A Common Stock and OpCo Units forfeited (and thus surrendered for cancellation) sixty percent (60%) of the shares of Class A Common Stock and OpCo Units that were subject to potential forfeiture unless certain triggering events were achieved (the “Earnout Equity”), and the Company removed the forfeiture conditions from the remaining forty percent (40%) of the Earnout Equity.

As a result of these transactions, (i) TCV VIII (A), L.P. (“TCV VIII (A)”) received 29,472 shares of Class A Common Stock in exchange for 117,890 Company Warrants and forfeited 115,747 shares of Class A Common Stock, which constituted Earnout Equity, and (ii) TCV VIII VT Master, L.P. (“TCV Master Fund”) received 124,138 OpCo Units, together with an equivalent number of shares of Class B Common Stock, in exchange for 496,554 OpCo Warrants, and forfeited 487,526 OpCo Units, which constituted Earnout Equity.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information in Item 5 (a) and (b) is hereby amended and restated to reflect the Reporting Persons’ beneficial ownership following the transactions reported in Item 4 above.

(a), (b). As of the close of business on September 28, 2023, the Reporting Persons beneficially owned directly and/or indirectly the following shares:

				Number of shares as to which person has:
Name of Investor	Amount Beneficially Owned(1)		Percentage of Outstanding Shares(2)	Sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of	Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of
TCV VIII VT Master, L.P.	16,636,527	(3)	14.0%	16,636,527	—
TCV VIII (A), L.P.	3,949,791	(4)	3.3%	3,949,791	—
TCV VIII VT Master GP, LLC	16,636,527		14.0%	16,636,527	—
TCV VIII, L.P.	16,636,527		14.0%	16,636,527	—
Technology Crossover Management VIII, L.P.	20,586,318		17.3%	20,586,318	—
Technology Crossover Management VIII, Ltd.	20,586,318		17.3%	20,586,318	—

(1)	Each of TCV Master Fund and TCV VIII (A) has the sole power to dispose or direct the disposition of the securities which it holds directly, and has the sole power to vote or direct the vote of such securities, as applicable.

The general partner of TCV Master Fund is TCV VIII VT Master GP, LLC (“Master GP”). The managing member of Master GP is TCV VIII, L.P. (“TCV VIII”). The direct general partner of TCV VIII and TCV VIII (A) is Technology Crossover Management VIII, L.P. (“TCM VIII”). The general partner of TCM VIII is Technology Crossover Management VIII, Ltd. (“Management VIII”). Each of Master GP, TCV VIII, TCM VIII and Management VIII may be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by TCV Master Fund. TCM VIII and Management VIII may be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by TCV VIII (A).

Each of Master GP, TCV VIII, TCM VIII and Management VIII disclaims beneficial ownership of the securities reported herein except to the extent of any pecuniary interest therein.

(2)	All percentages in this table are based on 102,283,130 shares of Class A Common Stock issued and outstanding following the closing of the Offer as disclosed in the Company’s Registration Statement on Form S-4 filed on August 21, 2023, and assumes full conversion of the 16,636,527 OpCo Units beneficially owned by the Reporting Persons.

(3)	Consists of OpCo Units held by TCV Master Fund, which, together with the equal amount of Class B Common Stock held by the Reporting Person, are exchangeable for either cash or shares of Class A Common Stock on a one-for-one basis at the Company’s election.

(4)	Consists of shares of Class A Common Stock held by TCV VIII (A).

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any securities owned beneficially or of record by any other Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2023

TCV VIII (A), L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VIII VT MASTER, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VIII VT MASTER GP, LLC

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VIII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VIII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VIII, LTD.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory